SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2022 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 27, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The First Quarterly Report for 2022

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 April 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#          Executive Director
*          Non-executive Director
+          Independent Non-executive Director

China Petroleum & Chemical Corporation
The First Quarterly Report for 2022

27 April 2022
Beijing, China

Important notice

●
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant the authenticity, accuracy and completeness of the information contained in this report and there are no false representations, misleading statements or material omissions and severally and jointly accept full responsibility.

●	The first quarterly report for 2022 was approved at the 8th meeting of the Eighth Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

●
Mr. Ma Yongsheng, Chairman, Mr. Yu Baocai, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

●	The financial statements in this quarterly report were not audited.

1.  Principal financial data
1.1  Principal financial data and indicators
1.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 31 March 2022	As of 31 December 2021	Change (%)
Total assets	2,014,107	1,889,255	6.6
Total equity attributable to equity shareholders of the Company	794,311	775,102	2.5
RMB million
	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021 (adjusted)	Three-month period ended 31 March 2021 (before adjustment)	Change (%)
Operating income	771,386	576,559	576,982	33.8
Net profit attributable to equity shareholders of the Company	22,605	18,160	17,929	24.5
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	22,450	17,674	17,674	27.0
Net cash flow used in operating activities	(46,781)	(15,188)	(15,578)	-
Basic earnings per share (RMB)	0.187	0.150	0.148	24.7
Diluted earnings per share (RMB)	0.187	0.150	0.148	24.7
Weighted average return on net assets (%)	2.88	2.38	2.38	0.5 percentage points
Note: The Company has completed the purchase of non-equity assets of Cangzhou branch of Sinopec Group Asset Management Co., Ltd and Beijing Orient Petrochemical Industry Co., Ltd on 1 July 2021, and Sinopec Beihai Refining and Chemical Limited Liability Company, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets of Beihai Petrochemical Limited Liability Company of Sinopec Group on 1 July 2021. The Company has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. and Sinopec Beijing Yanshan Petrochemical Co., Ltd. on 1 December 2021. Sinopec Yizheng Chemical Fibre Company Limited, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. on 1 December 2021. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

1.1.2	Extraordinary items
RMB million
Extraordinary items	Three-month period ended 31 March 2022
(income)/expenses
Net gain on disposal of non-current assets	(76)
Donations	8
Government grants	(569)
Gains on holding and disposal of various investments	(43)
Other extraordinary expenses, net	366
Subtotal	(314)
Tax effect	115
Total	(199)
Attributable to:
Equity shareholders of the Company	(155)
Minority interests	(44)

1.1.3	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 31 March 2022	As of 31 December 2021	Change (%)
Total assets	2,014,107	1,889,255	6.6
Total equity attributable to shareholders of the Company	793,396	774,182	2.5
RMB: million
	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021 (adjusted)	Three-month period ended 31 March 2021 (before adjustment)	Change (%)
Net cash used in operating activities	(46,781)	(15,188)	(15,578)	-

Operating profit	32,960	29,011	28,701	13.6
Net profit attributable to shareholders of the Company	23,338	18,774	18,543	24.3
Basic earnings per share (RMB)	0.193	0.155	0.153	24.5
Diluted earnings per share (RMB)	0.193	0.155	0.153	24.5
Return on net assets (%)	2.94	2.43	2.43	0.51 percentage points
Note: The Company has completed the purchase of non-equity assets of Cangzhou branch of Sinopec Group Asset Management Co., Ltd and Beijing Orient Petrochemical Industry Co., Ltd on 1 July 2021, and Sinopec Beihai Refining and Chemical Limited Liability Company, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets of Beihai Petrochemical Limited Liability Company of Sinopec Group on 1 July 2021. The Company has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. and Sinopec Beijing Yanshan Petrochemical Co., Ltd. on 1 December 2021. Sinopec Yizheng Chemical Fibre Company Limited, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. on 1 December 2021. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

1.2	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs.
Items of Consolidated Balance Sheet	As of 31 March 2022	As of 31 December 2021	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Financial assets held for trading	1,000	-	1,000	-	Increase in structured deposits
Derivative financial assets	35,354	18,371	16,983	92.4	Impact of floating profit and loss of crude oil hedging business
Derivative financial liabilities	22,139	3,223	18,916	586.9
Accounts receivable	76,417	34,861	41,556	119.2	Increase in accounts receivable due to increase in prices of crude oil and refined oil products
Inventories	289,860	207,433	82,427	39.7	Increase in inventory value of crude oil and refined oil products due to the significant increase of international crude oil prices

Items of Consolidated Balance Sheet	As of 31 March 2022	As of 31 December 2021	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Short-term loans	55,078	27,366	27,712	101.3	Increase in low-interest short-term loans for supplementary of liquidity
Taxes payable	42,374	81,267	(38,893)	(47.9)	Decrease in taxes payable due to the accomplished payment of taxes in this period
Other current liabilities	59,570	31,762	27,808	87.6	Increase in low-interest debentures for supplementary of liquidity
Other comprehensive income	(4,812)	(690)	(4,122)	-	Impact of changes in effective hedging business

Items of Consolidated Income Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2022	2021	Amount	Percentage
	RMB Million	RMB Million	RMB Million	(%)
Operating income	771,386	576,559	194,827	33.8	Due to the increase in products prices
Operating costs	729,326	548,652	180,674	32.9	Increase in procurement costs of crude oil due to the increase in commodity prices
Research and development expenses	2,706	2,069	637	30.8	Expand investment in research and development in reporting period
Investment income	(1,662)	(76)	(1,586)	-	Decrease in investment income of associates and joint ventures and the impact of gains and losses of derivative financial instruments
(Losses)/gains from changes in fair value	(6,937)	2,095	(9,032)	-	Impact of floating gains and losses of derivative financial instruments

Items of Consolidated Cash Flow Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2022	2021	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Other cash received relating to operating activities	55,649	37,468	18,181	48.5	Increase in derivative margins received
Cash paid for goods and services	(663,927)	(484,258)	(179,669)	37.1	Increase in procurement prices of crude oil and other feedstocks
Other cash paid relating to operating activities	(80,441)	(44,448)	(35,993)	81.0	Increase in payment of derivative margins
Net cash received from disposal of subsidiaries and other business entities	1	4,305	(4,304)	(100.0)	Payment of pipeline transaction received in the same period of 2021 and no such item in the reporting period

Items of Consolidated Cash Flow Statement	For three-month period ended 31 March		Increase/(Decrease)		Main reasons for changes
	2022	2021	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Other cash received relating to investing activities	14,689	10,268	4,421	43.1	Increase in amount received of time deposits with maturities over three months
Net cash paid for the acquisition of subsidiaries and other business entities	(1,562)	-	(1,562)	-	Cash paid for the asset acquisition
Other cash paid relating to investing activities	(10,831)	(7,077)	(3,754)	53.0	Increase in time deposits with maturities over three months

2.  Shareholders information
Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 530,030, including 524,487 holders of domestic A shares and 5,543 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,386,047,959	20.97	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.92	0	A share
香港中央结算有限公司	1,123,654,979	0.93	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪	665,551,331	0.55	0	A share
中央汇金资产管理有限责任公司	315,223,600	0.26	0	A share
国信证券股份有限公司	235,474,124	0.19	0	A share
中国工商银行－上证 50 交易型开放式指数	94,682,676	0.08	0	A share
全国社保基金一一八组合	83,162,900	0.07	0	A share
招商银行股份有限公司－上证红利交易型开放式指数证券投资基金	83,006,016	0.07	0	A share
Note: Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 654,034,000 H shares, accounting for 0.54% of the total issued share capital of Sinopec Corp. Those shareholdings were included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders: Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3.  Review of operating results
In the first quarter of 2022, the world situation was complex and volatile. China’s economy performed within an appropriate range overall, with gross domestic product (GDP) up by 4.8% year on year. The international crude oil prices increased significantly and the spot price of Platt’s Brent for the first quarter averaged USD 101.2 per barrel, up by 66.3% year on year. The domestic demand for natural gas, refined oil products and chemical products maintained growth.

The Company actively responded to market changes, optimized the whole business chain, strengthened the integration and coordination of production and sales, made great efforts to expand market and increase sales volume, and achieved good performance. In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 22.605 billion, up by 24.5% year on year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 23.338 billion, up by 24.3% year on year.

Exploration and Production: The Company seized the opportunity of high crude oil prices, continuously promoted high-quality exploration and accelerated profit-oriented development, and made positive progress in maintaining oil production, increasing gas output and improving profitability. In exploration, we strengthened risk exploration in new areas, and made important breakthroughs of oil and gas exploration in Shunbei, Shengli, and Sichuan Basin. In development, we accelerated the oil production capacity construction in Shunbei and Tahe oilfields, and sped up the gas production capacity construction in Western Sichuan, Dongsheng, Weirong, and Fuling. The Company strengthened the optimization of the whole business chain of natural gas and continuously promoted the scale and efficiency of natural gas business. In the first quarter, the Company’s oil and gas production reached 121.41 million barrels of oil equivalent, up by 3.7% year on year, with natural gas production reaching 313.94 billion cubic feet, up by 7.7% year on year. The exploration and production segment realised an earnings before interest and tax (EBIT) of RMB 11.463 billion, up by 273.1% year on year.
Exploration and Production	Unit	Three-month period ended 31 March		Changes
		2022	2021	(%)
Oil and gas production	million boe	121.41	117.03	3.7
Crude oil production	million barrels	69.07	68.41	1.0
China	million barrels	61.60	61.23	0.6
Overseas	million barrels	7.47	7.18	4.0
Natural gas production	billion cubic feet	313.94	291.60	7.7
Realised crude oil price	USD/barrel	89.02	54.89	62.2
Realised natural gas price	USD/thousand cubic feet	8.14	7.07	15.2
Conversion:
For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.26 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: Closely following market changes, the Company vigorously optimized production operation to maximize the overall profits along the business chain. We optimized the procurement schedule and resources allocation of crude oil and lowered the procurement cost. We continuously optimized product slate, and made steady progress in shifting to chemicals feedstock and refining specialities, maintaining high utilization rate. We accelerated the construction of advanced production capacity and took steady steps to promote structural adjustment projects. The Company supplied hydrogen to Beijing Winter Olympics and Paralympics and continued to promote the construction of hydrogen supply projects. In the first quarter, the Company processed 64.19 million tonnes of crude oil, up by 2.7% year on year, yielding 37.36 million tonnes of refined oil products, with a year-on-year increase of 4.7%. The refining segment realised EBIT of RMB 22.919 billion, up by 15.2% year on year.

Refining	Unit	Three-month period ended 31 March		Changes (%)
		2022	2021
Refinery throughput	million tonnes	64.19	62.52	2.7
Gasoline, diesel and kerosene production	million tonnes	37.36	35.70	4.7
Gasoline	million tonnes	16.48	16.37	0.7
Diesel	million tonnes	15.72	14.34	9.6
Kerosene	million tonnes	5.16	4.99	3.4
Light chemical feedstock production	million tonnes	11.79	11.60	1.6
Light product yield	%	74.48	74.22	0.26 percentage points
Refining yield	%	95.26	95.26	0 percentage point
Note: Including 100% production of domestic joint ventures.

Marketing and Distribution: The Company gave full play to the advantages of integration and marketing network, adjusted operation strategy in a timely manner, dynamically optimized resources allocation, strengthened integration of production and sales and made great efforts to expand sales volume and improve efficiency, maximizing the value realization of business chain as much as possible. We actively promoted the construction of comprehensive service stations including oil, gas, hydrogen, electricity and non-fuel businesses and advanced the construction of new energy service network. We constantly integrated the online and offline businesses and accelerated the development of new economy business models, to leverage the value of marketing network. In the first quarter, domestic sales volume of refined oil products was 41.06 million tonnes, up by 2.6% year on year. The marketing and distribution segment realised EBIT of RMB 8.993 billion, up by 5.2% year on year.
Marketing and Distribution	Unit	Three-month period ended 31 March		Changes (%)
		2022	2021
Total sales volume of refined oil products	million tonnes	51.02	51.93	(1.8)
Total domestic sales volume of refined oil products	million tonnes	41.06	40.03	2.6
Retail	million tonnes	27.34	27.15	0.7
Direct sales & Distribution	million tonnes	13.72	12.88	6.5
Annualized average throughput per station	tonnes	3,559	3,536	0.7
Note: The total sales volume of refined oil products includes the amount of trading volume.

Chemicals: Confronted with the severe situation of fierce competition and squeezed margin , the Company continuously diversified raw materials and optimized the utilization rate and product slate in a timely manner. We integrated production with marketing, adjusted maintenance schedule, increased production of profitable products, including EVA, BR, BDO and etc. We constantly increased output of high value-added products and the production ratio of synthetic resin, synthetic fibre, and fine chemicals with added value were increased by 1.6, 6.5 and 1.6 percentage points respectively. Meanwhile, the Company actively promoted the construction of advanced capacity. In the first quarter, the ethylene production was 3.606 million tonnes, up by 6.7% year on year, and the total chemicals sales volume was 20.64 million tonnes, up by 4.0% year on year. The chemicals segment realised EBIT of RMB 1.890 billion, down by 79.5% year on year.
Chemicals	Unit	Three-month period ended 31 March		Changes (%)
		2022	2021
Ethylene	thousand tonnes	3,606	3,380	6.7
Synthetic resin	thousand tonnes	4,867	4,787	1.7
Synthetic rubber	thousand tonnes	353	322	9.6
Monomers and polymers for synthetic fibre	thousand tonnes	2,491	2,343	6.3
Synthetic fibre	thousand tonnes	286	351	(18.5)
Note: Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, focusing on investment quality and return, the Company continued to optimize investment management, with total capital expenditures of RMB 25.38 billion. The capital expenditures of the exploration and production segment was RMB 15.25 billion, mainly used for the crude production capacity construction in Shunbei and Tahe oilfields, and natural gas production capacity construction in Western Sichuan, Dongsheng and construction of storage and transmission facilities of Longkou LNG. The capital expenditures of the refining segment was RMB 6.03 billion, mainly used for the expansion of Zhenhai refinery and structural adjustment of Anqing and Yangzi refineries. The capital expenditures of the marketing and distribution segment was RMB 0.84 billion, mainly used for construction of comprehensive energy stations integrated with oil, gas, hydrogen, electricity and services and logistics facilities. The capital expenditures of the chemicals segment was RMB 2.30 billion, mainly used for Hainan and Tianjin Nangang ethylene projects, Jiujiang Aromatics project, Shanghai large-tow carbon fiber project, Yizheng PTA project, Guizhou PGA project. The capital expenditures of the corporate and others was RMB 0.96 billion, mainly used for R&D and information technology projects.

This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board Chairman
Ma Yongsheng
27 April 2022

4  Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)
Consolidated Balance Sheet
As at 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2022	At 31 December 2021
Current assets:
Cash at bank and on hand	187,320	221,989
Financial assets held for trading	1,000	-
Derivative financial assets	35,354	18,371
Accounts receivable	76,417	34,861
Receivables financing	7,621	5,939
Prepayments	14,010	9,267
Other receivables	46,277	35,664
Inventories	289,860	207,433
Other current assets	22,006	24,500
Total current assets	679,865	558,024
Non-current assets:
Long-term equity investments	211,712	209,179
Other equity instrument investments	773	767
Fixed assets	598,404	598,932
Construction in progress	156,400	155,939
Right-of-use assets	184,828	184,974
Intangible assets	118,440	119,210
Goodwill	8,587	8,594
Long-term deferred expenses	9,967	10,007
Deferred tax assets	20,784	19,389
Other non-current assets	24,347	24,240
Total non-current assets	1,334,242	1,331,231
Total assets	2,014,107	1,889,255

Consolidated Balance Sheet (Continued)
Current liabilities:
Short-term loans	55,078	27,366
Derivative financial liabilities	22,139	3,223
Bills payable	13,257	11,721
Accounts payable	253,007	203,919
Contract liabilities	123,705	124,622
Employee benefits payable	18,752	14,048
Taxes payable	42,374	81,267
Other payables	111,917	114,701
Non-current liabilities due within one year	30,202	28,651
Other current liabilities	59,570	31,762
Total current liabilities	730,001	641,280
Non-current liabilities:
Long-term loans	64,197	49,341
Debentures payable	42,605	42,649
Lease liabilities	170,752	170,233
Provisions	43,751	43,525
Deferred tax liabilities	8,623	7,910
Other non-current liabilities	18,370	18,276
Total non-current liabilities	348,298	331,934
Total liabilities	1,078,299	973,214
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	120,189	120,188
Other comprehensive income	(4,812)	(690)
Specific reserve	3,389	2,664
Surplus reserves	213,224	213,224
Retained earnings	341,250	318,645
Total equity attributable to shareholders of the Company	794,311	775,102
Minority interests	141,497	140,939
Total shareholders’ equity	935,808	916,041
Total liabilities and shareholders’ equity	2,014,107	1,889,255

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Balance Sheet
As at 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2022	At 31 December 2021
Current assets:
Cash at bank and on hand	92,205	110,691
Derivative financial assets	10,433	4,503
Accounts receivable	36,250	21,146
Receivables financing	498	227
Prepayments	6,960	4,540
Other receivables	40,342	46,929
Inventories	74,125	63,661
Other current assets	17,988	23,408
Total current assets	278,801	275,105
Non-current assets:
Long-term equity investments	360,011	360,847
Other equity instrument investments	201	201
Fixed assets	278,100	284,622
Construction in progress	70,391	66,146
Right-of-use assets	100,154	105,712
Intangible assets	9,106	9,334
Long-term deferred expenses	2,729	2,875
Deferred tax assets	9,204	8,715
Other non-current assets	42,854	34,227
Total non-current assets	872,750	872,679
Total assets	1,151,551	1,147,784
Current liabilities:
Short-term loans	30,420	16,550
Derivative financial liabilities	6,766	1,121
Bills payable	5,996	6,058
Accounts payable	91,998	85,307
Contract liabilities	7,139	7,505
Employee benefits payable	11,007	8,398
Taxes payable	25,426	46,333
Other payables	175,911	211,179
Non-current liabilities due within one year	16,765	16,737
Other current liabilities	37,453	13,702
Total current liabilities	408,881	412,890

Balance Sheet (Continued)
Non-current liabilities:
Long-term loans	43,710	34,258
Debentures payable	31,524	31,522
Lease liabilities	99,156	104,426
Provisions	35,283	35,271
Other non-current liabilities	2,888	3,103
Total non-current liabilities	212,561	208,580
Total liabilities	621,442	621,470
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	67,891	67,897
Other comprehensive income	3,613	6,024
Specific reserve	2,011	1,658
Surplus reserves	213,224	213,224
Retained earnings	122,299	116,440
Total shareholders’ equity	530,109	526,314
Total liabilities and shareholders’ equity	1,151,551	1,147,784

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Income Statement
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation

Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
I. Total operating income	771,386	576,559
II. Total operating costs	729,326	548,652
Including: Operating costs	622,875	448,194
Taxes and surcharges	71,186	60,415
Selling and distribution expenses	14,180	16,070
General and administrative expenses	13,091	17,028
Research and development expenses	2,706	2,069
Financial expenses	2,305	2,380
Including: Interest expenses	3,743	3,685
Interest income	1,387	1,297
Exploration expenses, including dry holes	2,983	2,496
Add: Other income	492	474
Investment income	(1,662)	(76)
Including: Income from investment in associates and joint ventures	3,619	4,311
(Losses)/gains from changes in fair value	(6,937)	2,095
Credit impairment (losses)/reversal	(51)	14
Impairment (losses)/reversal	(201)	11
Asset disposal gains	76	164
III. Operating profit	33,777	30,589
Add: Non-operating income	249	304
Less: Non-operating expenses	541	597
IV. Profit before taxation	33,485	30,296
Less: Income tax expense	7,009	7,160
V. Net profit	26,476	23,136
Including: Net profit of acquiree before business combination under common control	-	231
Classification by going concern:
(i) Continuous operating net profit	26,476	23,136
(ii) Termination of net profit	-	-
Classification by ownership:
(i) Equity shareholders of the Company	22,605	18,160
(ii) Minority interests	3,871	4,976

Units: million Currency: RMB Type: unaudited
Consolidated Income Statement (Continued)
VI. Total other comprehensive income	2,500	4,857
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	-	20
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into profit or loss under the equity method	(768)	(135)
Cost of hedging reserve	(630)	(20)
Cash flow hedges	4,556	4,627
Foreign currency translation differences	(658)	365
VII. Total comprehensive income	28,976	27,993
Equity shareholders of the Company	25,494	22,682
Minority interests	3,482	5,311
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.187	0.150
(ii) Diluted earnings per share (RMB/Share)	0.187	0.150

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Income Statement
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
I. Operating income	318,615	227,855
Less: Operating costs	255,660	176,554
Taxes and surcharges	44,178	36,511
Selling and distribution expenses	413	967
General and administrative expenses	5,824	7,922
Research and development costs	2,616	1,956
Financial expenses	2,568	2,629
Including: Interest expenses	3,370	3,317
Interest income	805	682
Exploration expenses, including dry holes	2,635	2,056
Add: Other income	291	232
Investment income	2,651	3,058
Including: Income from investment in associates and joint ventures	1,356	1,716
(Losses)/gains from changes in fair value	(179)	288
Credit impairment (losses)/reversal	(8)	1
Impairment losses	(1)	(1)
Asset disposal gains	120	-
II. Operating profit	7,595	2,838
Add: Non-operating income	50	99
Less: Non-operating expenses	347	311
III. Profit before taxation	7,298	2,626
Less: Income tax expense	1,436	918
IV. Net profit	5,862	1,708
(i) Continuous operating net profit	5,862	1,708
(ii) Termination of net profit	-	-
V. Total other comprehensive income	1,558	3,514
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method	112	7
Cash flow hedges	1,446	3,507
VI. Total comprehensive income	7,420	5,222

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Cash Flow Statement
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	784,361	604,709
Refund of taxes and levies	165	39
Other cash received relating to operating activities	55,649	37,468
Sub-total of cash inflows	840,175	642,216
Cash paid for goods and services	(663,927)	(484,258)
Cash paid to and for employees	(20,068)	(18,400)
Payments of taxes and levies	(122,520)	(110,298)
Other cash paid relating to operating activities	(80,441)	(44,448)
Sub-total of cash outflows	(886,956)	(657,404)
Net cash flow used in operating activities	(46,781)	(15,188)
II. Cash flows from investing activities:
Cash received from disposal of investments	35	177
Cash received from returns on investments	1,095	895
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	6	324
Other cash received relating to investing activities	14,689	10,268
Net cash received from disposal of subsidiaries and other business entities	1	4,305
Sub-total of cash inflows	15,826	15,969
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(35,567)	(27,579)
Cash paid for acquisition of investments	(5,946)	(5,527)
Net cash paid for the acquisition of subsidiaries and other business entities	(1,562)	-
Other cash paid relating to investing activities	(10,831)	(7,077)
Sub-total of cash outflows	(53,906)	(40,183)
Net cash flow used in investing activities	(38,080)	(24,214)

Consolidated Cash Flow Statement (Continued)
III. Cash flows from financing activities:
Cash received from capital contributions	779	124
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	626	48
Cash received from borrowings	138,034	114,768
Other cash received relating to financing activities	24	7
Sub-total of cash inflows	138,837	114,899
Cash repayments of borrowings	(73,648)	(58,339)
Cash paid for dividends, profits distribution or interest	(1,489)	(2,012)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(188)	(840)
Other cash paid relating to financing activities	(4,920)	(3,662)
Sub-total of cash outflows	(80,057)	(64,013)
Net cash flow from financing activities	58,780	50,886
IV. Effects of changes in foreign exchange rate	(357)	204
V. Net (decrease)/increase in cash and cash equivalents	(26,438)	11,688
Add: Cash and cash equivalents at the beginning of the period	108,590	87,559
VI. Cash and cash equivalents at the end of the period	82,152	99,247

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Cash Flow Statement
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	342,305	249,027
Refund of taxes and levies	90	21
Other cash received relating to operating activities	7,902	6,966
Sub-total of cash inflows	350,297	256,014
Cash paid for goods and services	(263,091)	(184,870)
Cash paid to and for employees	(10,585)	(9,474)
Payments of taxes and levies	(65,952)	(63,405)
Other cash paid relating to operating activities	(15,830)	(6,431)
Sub-total of cash outflows	(355,458)	(264,180)
Net cash flow used in operating activities	(5,161)	(8,166)
II. Cash flows from investing activities:
Cash received from disposal of investments	1,116	4,399
Cash received from returns on investments	1,277	1,567
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2	17
Other cash received relating to investing activities	37,794	26,174
Sub-total of cash inflows	40,189	32,157
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(13,881)	(11,540)
Cash paid for acquisition of investments	(7,705)	(9,795)
Other cash paid relating to investing activities	(43,604)	(26,479)
Sub-total of cash outflows	(65,190)	(47,814)
Net cash flow used in investing activities	(25,001)	(15,657)
III. Cash flows from financing activities:
Cash received from borrowings	65,601	73,395
Other cash received relating to financing activities	101,758	307,581
Sub-total of cash inflows	167,359	380,976
Cash repayments of borrowings	(23,784)	(30,225)
Cash paid for dividends or interest	(1,941)	(2,005)
Other cash paid relating to financing activities	(125,190)	(318,350)
Sub-total of cash outflows	(150,915)	(350,580)
Net cash flow from financing activities	16,444	30,396

Cash Flow Statement (Continued)
IV. Net (decrease)/increase in cash and cash equivalents	(13,718)	6,573
Add: Cash and cash equivalents at the beginning of the period	34,575	28,081
V. Cash and cash equivalents at the end of the period	20,857	34,654

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Segment Reporting
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Income from principal operations
Exploration and production
External sales	52,455	34,776
Inter–segment sales	28,752	18,812
Subtotal	81,207	53,588
Refining
External sales	47,758	37,606
Inter–segment sales	336,542	259,441
Subtotal	384,300	297,047
Marketing and distribution
External sales	370,095	278,914
Inter–segment sales	2,704	1,359
Subtotal	372,799	280,273
Chemicals
External sales	113,153	95,487
Inter–segment sales	21,115	14,105
Subtotal	134,268	109,592
Corporate and others
External sales	171,306	114,257
Inter–segment sales	244,714	161,530
Subtotal	416,020	275,787
Elimination of inter–segment sales	(633,827)	(455,247)
Consolidated income from principal operations	754,767	561,040
Income from other operations
Exploration and production	1,817	1,754
Refining	940	1,149
Marketing and distribution	10,754	9,877
Chemicals	2,600	2,364
Corporate and others	508	375
Consolidated income from other operations	16,619	15,519
Consolidated operating income	771,386	576,559

Segment Reporting (Continued)
Operating profit
By segment
Exploration and production	10,494	1,885
Refining	22,061	19,665
Marketing and distribution	9,318	8,009
Chemicals	1,157	7,153
Corporate and others	10,853	1,300
Elimination	(9,770)	(7,700)
Total segment operating profit	44,113	30,312
Investment income
Exploration and production	1,153	803
Refining	416	(10)
Marketing and distribution	(148)	269
Chemicals	568	1,828
Corporate and others	(3,651)	(2,966)
Total segment investment income	(1,662)	(76)
Financial expenses	(2,305)	(2,380)
(Losses)/gains from changes in fair value	(6,937)	2,095
Asset disposal gains/(losses)	76	164
Other income	492	474
Operating profit	33,777	30,589
Add: Non-operating income	249	304
Less: Non-operating expenses	541	597
Profit before taxation	33,485	30,296

4.2  Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)
Consolidated Income Statement
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Revenue
Revenue from primary business	754,767	561,040
Other operating revenues	16,619	15,519
Subtotal	771,386	576,559
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(588,136)	(421,785)
Selling, general and administrative expenses	(13,575)	(12,376)
Depreciation, depletion and amortisation	(26,694)	(26,647)
Exploration expenses, including dry holes	(2,983)	(2,496)
Personnel expenses	(23,741)	(21,852)
Taxes other than income tax	(71,186)	(60,415)
Impairment (losses)/reversal on trade and other receivables	(51)	14
Other operating income/(expenses), net	(12,060)	(1,991)
Total operating expenses	(738,426)	(547,548)
Operating profit	32,960	29,011
Finance costs
Interest expense	(3,743)	(3,685)
Interest income	1,387	1,297
Foreign currency exchange gains, net	51	8
Net finance costs	(2,305)	(2,380)
Investment income	64	68
Share of profits less losses from associates and joint ventures	3,619	4,311
Profit before taxation	34,338	31,010
Income tax expense	(7,009)	(7,160)
Profit for the period	27,329	23,850
Attributable to:
Shareholders of the Company	23,338	18,774
Non-controlling interests	3,991	5,076
Profit for the period	27,329	23,850
Earnings per share
Basic earnings per share (RMB)	0.193	0.155
Diluted earnings per share (RMB)	0.193	0.155

Consolidated Statement of Comprehensive Income
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Profit for the period	27,329	23,850
Total other comprehensive income:	2,500	4,857
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	-	20
Items that may be reclassified subsequently to profit or loss:
Cost of hedging reserve	(630)	(20)
Share of other comprehensive income of associates and joint ventures	(768)	(135)
Cash flow hedges	4,556	4,627
Foreign currency translation differences	(658)	365
Total comprehensive income	29,829	28,707
Attributable to:
Shareholders of the Company	26,227	23,296
Non-controlling interests	3,602	5,411

Consolidated Statement of Financial Position
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 31 March 2022	At 31 December 2021
Non-current assets:
Property, plant and equipment, net	598,382	598,925
Construction in progress	156,400	155,939
Right-of-use assets	267,991	268,408
Goodwill	8,587	8,594
Interest in associates	151,783	148,729
Interest in joint ventures	59,929	60,450
Financial assets at fair value through other comprehensive income	773	767
Deferred tax assets	20,784	19,389
Long-term prepayments and other non-current assets	69,613	70,030
Total non-current assets	1,334,242	1,331,231
Current assets:
Cash and cash equivalents	82,152	108,590
Time deposits with financial institutions	105,168	113,399
Financial assets at fair value through profit or loss	1,000	-
Derivatives financial assets	35,354	18,371
Trade accounts receivable	76,417	34,861
Financial assets at fair value through other comprehensive income	7,621	5,939
Inventories	289,860	207,433
Prepaid expenses and other current assets	82,293	69,431
Total current assets	679,865	558,024
Current liabilities:
Short-term debts	80,336	35,252
Loans from Sinopec Group Company and fellow subsidiaries	7,208	2,873
Lease liabilities	16,357	15,173
Derivatives financial liabilities	22,139	3,223
Trade accounts payable and bills payable	266,264	215,640
Contract liabilities	123,705	124,622
Other payables	209,063	239,688
Income tax payable	4,929	4,809
Total current liabilities	730,001	641,280

Consolidated Statement of Financial Position (Continued)
Net current liabilities	50,136	83,256
Total assets less current liabilities	1,284,106	1,247,975
Non-current liabilities:
Long-term debts	92,717	78,300
Loans from Sinopec Group Company and fellow subsidiaries	14,085	13,690
Lease liabilities	170,752	170,233
Deferred tax liabilities	8,623	7,910
Provisions	43,751	43,525
Other long-term liabilities	19,332	19,243
Total non-current liabilities	349,260	332,901
Total net assets	934,846	915,074
Equity:
Share capital	121,071	121,071
Reserves	672,325	653,111
Total equity attributable to shareholders of the Company	793,396	774,182
Non-controlling interests	141,450	140,892
Total equity	934,846	915,074

Consolidated Statement of Cash Flows
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Net cash used in operating activities(a)	(46,781)	(15,188)
Investing activities
Capital expenditure	(31,762)	(20,723)
Exploratory wells expenditure	(3,805)	(6,856)
Purchase of investments	(4,946)	(2,327)
Payment for financial assets at fair value through profit or loss	(1,000)	(3,200)
Payment for acquisition of subsidiary, net of cash acquired	(1,562)	-
Proceeds from disposal of investments	36	4,482
Proceeds from disposal of property, plant, equipment and other non-current assets	6	324
Increase in time deposits with maturities over three months	(6,511)	(4,748)
Decrease in time deposits with maturities over three months	13,516	9,359
Interest received	1,311	287
Investment and dividend income received	1,095	895
Payments of other investing activities	(4,458)	(1,707)
Net cash used in investing activities	(38,080)	(24,214)
Financing activities
Proceeds from bank and other loans	138,034	114,768
Repayments of bank and other loans	(73,648)	(58,339)
Contributions to subsidiaries from non-controlling interests	779	124
Distributions by subsidiaries to non-controlling interests	(188)	(840)
Interest paid	(1,301)	(1,172)
Repayments of lease liabilities	(3,174)	(3,649)
Repayments of other financing activities	(1,722)	(6)
Net cash generated from financing activities	58,780	50,886
Net (decrease)/increase in cash and cash equivalents	(26,081)	11,484
Cash and cash equivalents at 1 January	108,590	87,559
Effect of foreign currency exchange rate changes	(357)	204
Cash and cash equivalents at 31 March	82,152	99,247

Note to Consolidated Statement of Cash Flows
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
(a) Reconciliation from profit before taxation to net cash used in operating activities
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Operating activities
Profit before taxation	34,338	31,010
Adjustments for:
Depreciation, depletion and amortisation	26,694	26,647
Dry hole costs written off	1,886	1,222
Share of profits from associates and joint ventures	(3,619)	(4,311)
Investment income	(64)	(68)
Interest income	(1,387)	(1,297)
Interest expense	3,743	3,685
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	6,886	(2,087)
Gain on disposal of property, plant, equipment and other non-current assets, net	(76)	(164)
Impairment losses/(reversal) on assets	201	(11)
Impairment losses/(reversal) on trade and other receivables	51	(14)
Operating profit before change of operating capital	68,653	54,612
Accounts receivable and other current assets	(59,265)	(13,800)
Inventories	(82,616)	(30,921)
Accounts payable and other current liabilities	33,019	(22,282)
Subtotal	(40,209)	(12,391)
Income tax paid	(6,572)	(2,797)
Net cash used in operating activities	(46,781)	(15,188)

Segment Reporting
For the three-month period ended 31 March 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Revenue
Exploration and production
External sales	52,455	34,776
Inter-segment sales	28,752	18,812
Subtotal	81,207	53,588
Refining
External sales	47,758	37,606
Inter-segment sales	336,542	259,441
Subtotal	384,300	297,047
Marketing and distribution
External sales	370,095	278,914
Inter-segment sales	2,704	1,359
Subtotal	372,799	280,273
Chemicals
External sales	113,153	95,487
Inter-segment sales	21,115	14,105
Subtotal	134,268	109,592
Corporate and others
External sales	171,306	114,257
Inter-segment sales	244,714	161,530
Subtotal	416,020	275,787
Elimination of inter-segment sales	(633,827)	(455,247)
Revenue from primary business	754,767	561,040
Other operating revenues
Exploration and production	1,817	1,754
Refining	940	1,149
Marketing and distribution	10,754	9,877
Chemicals	2,600	2,364
Corporate and others	508	375
Other operating revenues	16,619	15,519
Revenue	771,386	576,559

Segment Reporting (Continued)
Result
Operating profit/(loss)
By segment
Exploration and production	10,429	2,356
Refining	22,493	19,496
Marketing and distribution	8,564	8,021
Chemicals	1,325	7,405
Corporate and others	(81)	(567)
Elimination	(9,770)	(7,700)
Total segment operating profit	32,960	29,011
Share of profits from associates and joint ventures
Exploration and production	1,024	656
Refining	421	412
Marketing and distribution	392	525
Chemicals	630	1,795
Corporate and others	1,152	923
Aggregate share of profits from associates and joint ventures	3,619	4,311
Investment income
Exploration and production	10	60
Refining	5	(14)
Marketing and distribution	37	4
Chemicals	(65)	34
Corporate and others	77	(16)
Aggregate investment income	64	68
Net finance costs	(2,305)	(2,380)
Profit before taxation	34,338	31,010

4.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS (Unaudited)
Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:
(i) Government grants
Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.
(ii) Safety production fund
Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.
Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Net profit under CASs	26,476	23,136
Adjustments:
Government grants(i)	5	12
Safety production fund(ii)	848	702
Profit for the period under IFRS	27,329	23,850
Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million Currency: RMB Type: unaudited
Items	As of 31 March 2022	As of 31 December 2021
Shareholders’ equity under CASs	935,808	916,041
Adjustments:
Government grants(i)	(962)	(967)
Total equity under IFRS	934,846	915,074

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28, 2022